Exhibit 99.5

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined income statement is presented to illustrate the estimated effects of the merger of Faiveley Transport S.A. (“Faiveley”) and Westinghouse Air Brake Technologies Corporation (the “Company”) (the “Acquisition”).

On October 6, 2015, the Company announced that it entered into a definitive share purchase agreement to acquire from Financière Faiveley S.A., Famille Faiveley Participations, François Faiveley and Erwan Faiveley (collectively, the “Sellers”) approximately 51% of Faiveley Transport. The Company also entered into a definitive tender offer agreement with Faiveley Transport on October 6, 2015. On October 24, 2016, the Company entered into amendments to that definitive share purchase agreement (as so amended, the “Share Purchase Agreement”) and that tender offer agreement (as so amended, the “Tender Offer Agreement” and, together with the Share Purchase Agreement, the “Transaction Agreements”). The share purchases contemplated by the Share Purchase Agreement is referred to below collectively as the “Faiveley Family Share Purchase,” the tender offer contemplated by the Tender Offer Agreement is referred to below as the “Tender Offer,” and the transactions contemplated by the Transaction Agreements are referred to below collectively as the “Acquisition.”

Under the Share Purchase Agreement, the Company agreed to purchase approximately 51% of Faiveley Transport’s ordinary shares from members of the Faiveley family for €100 per ordinary share, payable between 25% and 45% in cash with the remainder in the Company’s common stock. On November 30, 2016, the Company completed the Faiveley Family Share Purchase, purchasing 7,475,537 ordinary shares of Faiveley Transport owned in the aggregate by the Sellers, representing a total of approximately 51% of the outstanding share capital of Faiveley Transport, pursuant to the Share Purchase Agreement, with approximately 25% of the consideration, or approximately $212 million, paid in cash, and the remaining consideration consisting of approximately 6.3 million shares of the Company’s common stock.

Pursuant to the terms of the Tender Offer Agreement, after the completion of the Faiveley Family Share Purchase, the Company filed with the Autorité des Marchés Financiers (the “AMF”) in France a mandatory tender to purchase all of the remaining ordinary shares of Faiveley Transport not purchased in the Faiveley Family Share Purchase. On December 22, 2016, the AMF issued a clearance decision on the tender offer information memorandum relating to the Tender Offer. The Tender Offer was open from December 27, 2016 through January 30, 2017. On February 3, 2017, the Company announced the closing of the Tender Offer. In the Tender Offer, the Company acquired a total of 4,065,860 Faiveley Transport ordinary shares, including 3,816,195 ordinary shares pursuant to the cash offer for €100 per ordinary share and 249,665 ordinary shares pursuant to the exchange offer for 15 shares of the Company’s common stock for every 13 ordinary shares of Faiveley Transport, or an aggregate of 288,075 shares of the Company’s common stock.

Taking into account the ordinary shares that the Company already held after the Faiveley Family Share Purchase, the Company therefore held approximately 78.2% of the share capital and approximately 76.3% of the voting rights of Faiveley Transport following the initial Tender Offer. In accordance with the applicable regulation in France, the Tender Offer reopened from February 14, 2017 to March 6, 2017. In the subsequent Tender Offer, the Company acquired an additional 2,856,110 ordinary shares of Faiveley Transport. Immediately following the completion of the subsequent Tender Offer, the Company held approximately 98.5% of the share capital and approximately 97.7% of the voting rights of Faiveley Transport. On March 21, 2017, the Company announced that it completed the acquisition of the remaining ordinary shares of Faiveley Transport by implementing a mandatory squeeze-out procedure at the price of €100 for each outstanding Faiveley Transport ordinary share. As a result, Faiveley Transport’s ordinary shares were delisted from Euronext Paris, and Faiveley Transport became a wholly owned subsidiary of the Company.

The total purchase price for the Acquisition was approximately $1.7 billion, including assumed debt and net of cash acquired. The Company funded the cash portion of the consideration paid in the Acquisition through (i) cash on hand of approximately $340 million (including approximately $210 million which had been placed in escrow), (ii) additional borrowings under the Company’s $1.2 billion amended revolving credit facility, (iii) net proceeds from a $750 million senior note offering which closed on November 3, 2016, and (iv) proceeds from a term loan of $400 million (items (ii)-(iv) are hereinafter the “Credit Arrangements”). The Company also issued common stock valued at approximately $535 million.

The accompanying unaudited pro forma condensed combined statements of income for the year ended December 31, 2016, (the “Pro Forma Statements”) have been prepared in compliance with the requirements of SEC Regulation S-X using accounting policies in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information is based on the Company’s historical consolidated financial statements and Faiveley’s historical consolidated financial statements as adjusted to give effect to the Company’s acquisition of Faiveley and the Credit Arrangements. The Company’s fiscal year end is December 31st. Faiveley’s fiscal year end is March 31st. The Faiveley amounts included in the Pro Forma Statements have been prepared on the basis of mid-year financial data (period from April 1 to September 30, 2016), combined with financial data extracted from internal reporting from the first and fourth quarters of the 2016 calendar year.

Accounting policies used in the preparation of the Pro Forma Statements are consistent with those disclosed in the audited consolidated financial statements of the Company as of and for the year ended December 31, 2016. Faiveley prepares its consolidated financial statements in Euros and in accordance with IFRS. Faiveley’s IFRS financial statements have been converted to U.S. Dollars and adjusted to conform to U.S. GAAP. Certain historical Faiveley financial statement caption amounts have been combined to conform to the Company’s presentation.

The pro forma adjustments are based on preliminary estimates and currently available information and assumptions that management believes are reasonable. The notes to the Pro Forma Statements provide a discussion of how such adjustments were derived and presented in the Pro Forma Statements. Changes in facts and circumstances or discovery of new information may result in revised estimates. As a result, there may be material adjustments to the Pro Forma Statements. See note 5 to the Pro Forma Statements.

The Pro Forma Statements should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2016, the consolidated financial statements of Faiveley for the year ended March 31, 2016, each incorporated by reference herein. The note disclosure requirements of annual consolidated financial statements provide additional disclosures to that required for pro forma condensed combined financial information. The unaudited Pro Forma Statements give effect to the Acquisition as if it had occurred on January 1, 2016, for the purposes of the Pro Forma Statements. In the opinion of the Company’s management, these Pro Forma Statements include all material adjustments to be in accordance with Regulation S-X, Article 11.

The Pro Forma Statements are presented for illustrative purposes only and may not be indicative of the results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or the results which may be obtained in the future. In preparing the Pro Forma Statements, no adjustments have been made to reflect the potential operating synergies and administrative cost savings that could result from the combination of the Company and Faiveley operations. Actual amounts recorded upon consummation of the proposed Acquisition will differ from the Pro Forma Statements, and the differences may be material.

Westinghouse Air Brake Technologies Corporation

Pro Forma Condensed Combined Statements of Income (Unaudited)

For the Twelve Months Ended December 31, 2016

In thousands, except per share data

(In U.S. dollars unless otherwise indicated)

	Wabtec Historical	Faiveley Historical (IFRS)(EURO)(1)	Faiveley GAAP Adjustments (EURO)(1)(3)	Disposal of FT Entities (EURO)(1)(4)	Faiveley Pro Forma (EURO)(1)	Faiveley Pro Forma(1)(2)	Pro Forma Adjustments(5)	Notes		Pro Forma Combined Wabtec/FT
			Note (5a)	Note (5h)
Net sales	$2,931,188	€985,986	€790	€(48,949)	€937,827	$1,040,988	$—			$3,972,176
Cost of sales	(2,006,949)	(723,806)	(4,146)	39,114	(688,838)	(764,610)	(1,669)	5	(b)	(2,773,228)

Gross profit	924,239	262,180	(3,356)	(9,835)	248,989	276,378	(1,669)			1,198,948
Selling, general and administrative expenses	(371,805)	(136,895)	—	3,747	(133,148)	(147,794)	31,792	5	(j)	(487,807)
Engineering expenses	(71,375)	(15,544)	(2,973)	1,500	(17,017)	(18,889)	—			(90,264)
Amortization expense	(22,698)	(4,059)	—	—	(4,059)	(4,505)	(7,341)	5	(c)	(34,544)

Total operating expenses	(465,878)	(156,498)	(2,973)	5,247	(154,224)	(171,188)	24,451			(612,615)
Income from operations	458,361	105,682	(6,329)	(4,588)	94,765	105,190	22,782			586,333
Interest expense, net	(42,561)	(5,214)	—	43	(5,171)	(5,740)	(23,663)	5	(d),5(e)	(71,964)
Other (expense) income, net	(2,963)	(90,656)	—	57,065	(33,591)	(37,286)	27,117	5	(d)	(13,132)

Income from operations before income taxes	412,837	9,812	(6,329)	52,520	56,003	62,164	26,236			501,237
Income tax expense	(99,433)	11,016	2,493	410	13,919	15,450	(37,911)	5	(f)	(121,894)

Net income	313,404	20,828	(3,836)	52,930	69,922	77,614	(11,675)			379,343
Less: Net income attributable to noncontrolling interest	(8,517)	—	—	—	—	—	8,517			—

Net income attributable to Group shareholders	$304,887	€20,828	€(3,836)	€52,930	€69,922	$77,614	$(3,158)			$379,343

Earnings Per Common Share
Basic
Net income attributable to Group shareholders	$3.37									$3.90

Diluted
Net income attributable to Group shareholders	$3.34									$3.87

Weighted average shares outstanding
Basic	90,359						6,599	5	(g)	96,958

Diluted	91,141						6,599	5	(g)	97,740

(1)	Represents historical Faiveley’s income statement for the twelve months ended December 31, 2016, following Wabtec’s income statement presentation.
(2)	Faiveley financial information was prepared in Euro and converted to U.S. Dollars using the rate of 1.11 U.S. Dollars to Euro for the purpose of the Pro Forma Combined Statements of Income for the twelve-months ended December 31, 2016.
(3)	Represents the adjustments to convert historical Faiveley’s financial information prepared under IFRS to US GAAP as applied by Wabtec.
(4)	Represents the contribution of FTG and the Amsted Rail JV to Faiveley’s historical financial information as the EU clearance for the Acquisition is conditional upon the commitment to sell FTG and the U.S. Department of Justice requires the disposal of the Amsted Rail JV and control valve related assets.
(5)	Represents the adjustments relating to the Preliminary purchase price allocation and the financing transactions.

Westinghouse Air Brake Technologies Corporation

Notes to the Pro Forma Statements (Unaudited)

(Expressed in U.S. Dollars, unless otherwise indicated)

1.	Description of the transaction

On October 6, 2015, Westinghouse Air Brake Technologies Corporation (the “Company” or “Wabtec”) announced that it entered into a definitive share purchase agreement to acquire from Financière Faiveley S.A., Famille Faiveley Participations, François Faiveley and Erwan Faiveley (collectively, the “Sellers”) approximately 51% of Faiveley Transport. The Company also entered into a definitive tender offer agreement with Faiveley Transport on October 6, 2015. On October 24, 2016, the Company entered into amendments to that definitive share purchase agreement (as so amended, the “Share Purchase Agreement”) and that tender offer agreement (as so amended, the “Tender Offer Agreement” and, together with the Share Purchase Agreement, the “Transaction Agreements”). The share purchases contemplated by the Share Purchase Agreement is referred to below collectively as the “Faiveley Family Share Purchase,” the tender offer contemplated by the Tender Offer Agreement is referred to below as the “Tender Offer,” and the transactions contemplated by the Transaction Agreements are referred to below collectively as the “Acquisition.”

Under the Share Purchase Agreement, the Company agreed to purchase approximately 51% of Faiveley Transport’s ordinary shares from members of the Faiveley family for €100 per ordinary share, payable between 25% and 45% in cash with the remainder in the Company’s common stock. On November 30, 2016, the Company completed the Faiveley Family Share Purchase, purchasing 7,475,537 ordinary shares of Faiveley Transport owned in the aggregate by the Sellers, representing a total of approximately 51% of the outstanding share capital of Faiveley Transport, pursuant to the Share Purchase Agreement, with approximately 25% of the consideration, or approximately $212 million, paid in cash, and the remaining consideration consisting of approximately 6.3 million shares of the Company’s common stock.

Pursuant to the terms of the Tender Offer Agreement, after the completion of the Faiveley Family Share Purchase, the Company filed with the Autorité des Marchés Financiers (the “AMF”) in France a mandatory tender to purchase all of the remaining ordinary shares of Faiveley Transport not purchased in the Faiveley Family Share Purchase. On December 22, 2016, the AMF issued a clearance decision on the tender offer information memorandum relating to the Tender Offer. The Tender Offer was open from December 27, 2016 through January 30, 2017. On February 3, 2017, the Company announced the closing of the Tender Offer. In the Tender Offer, the Company acquired a total of 4,065,860 Faiveley Transport ordinary shares, including 3,816,195 ordinary shares pursuant to the cash offer for €100 per ordinary share and 249,665 ordinary shares pursuant to the exchange offer for 15 shares of the Company’s common stock for every 13 ordinary shares of Faiveley Transport, or an aggregate of 288,075 shares of the Company’s common stock.

Taking into account the ordinary shares that the Company already held after the Faiveley Family Share Purchase, the Company therefore held approximately 78.2% of the share capital and approximately 76.3% of the voting rights of Faiveley Transport following the initial Tender Offer. In accordance with the applicable regulation in France, the Tender Offer reopened from February 14, 2017 to March 6, 2017. In the subsequent Tender Offer, the Company acquired an additional 2,856,110 ordinary shares of Faiveley Transport. Immediately following the completion of the subsequent Tender Offer, the Company held approximately 98.5% of the share capital and approximately 97.7% of the voting rights of Faiveley Transport. On March 21, 2017, the Company announced that it completed the acquisition of the remaining ordinary shares of Faiveley Transport by implementing a mandatory squeeze-out procedure at the price of €100 for each outstanding Faiveley Transport ordinary share. As a result, Faiveley Transport’s ordinary shares were delisted from Euronext Paris, and Faiveley Transport became a wholly owned subsidiary of the Company.

The total purchase price for the Acquisition was approximately $1.7 billion, including assumed debt and net of cash acquired. The Company funded the cash portion of the consideration paid in the Acquisition through (i) cash on hand of approximately $340 million (including approximately $210 million which had been placed in escrow), (ii) additional borrowings under the Company’s $1.2 billion amended revolving credit facility, (iii) net proceeds from a $750 million senior note offering which closed on November 3, 2016, and (iv) proceeds from a term loan of $400 million (items (ii)-(iv) are hereinafter the “Credit Arrangements”). Wabtec also issued common stock valued at approximately $535 million.

2.	Basis of presentation

The Acquisition has been accounted for as a business combination using the acquisition method in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 805, Business Combinations. As the acquirer for accounting purposes, Wabtec has estimated the fair value of Faiveley’s assets acquired and liabilities assumed and conformed the accounting policies of Faiveley to its own accounting policies.

The pro forma purchase price allocation is subject to change based on the finalization of purchase price adjustments and completion of management’s assessment of the fair values of the assets and liabilities acquired. Due to the timing of the announcement of the Acquisition, Wabtec has not completed the final valuation necessary to determine the acquisition date fair market value of Faiveley’s net assets. As more information becomes available, Wabtec will complete a more detailed review of the preliminary allocation of the purchase price to reflect the acquisition date fair value of those assets and liabilities. As a result of that review, more information could become available that, when analyzed, could have a material impact on the Pro Forma Statements.

Estimated transaction costs of approximately $59 million have not been reflected in the pro forma consolidated statements of income on the basis that these expenses are directly incremental to the Acquisition but are nonrecurring in nature.

3.	Preliminary purchase price allocation

The Acquisition has been accounted for as a business combination in accordance with Financial Accounting Standards Board ASC 805, Business Combinations. Under the acquisition method of accounting, Wabtec allocated purchase price to the tangible and intangible net assets acquired based on the preliminary estimated fair values as of the assumed date of the Acquisition.

Wabtec has performed a preliminary valuation analysis of the fair market value of Faiveley’s assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date (in thousands):

Cash and cash equivalents	$178,318
Accounts receivable	444,918
Inventories	206,516
Other current assets	66,152
Property, plant and equipment	161,663
Goodwill	1,232,143
Trade names	333,823
Customer relationships	255,354
Other noncurrent assets	159,927

Total assets acquired	3,038,814

Current liabilities	(774,751)
Debt	(409,899)
Other noncurrent liabilities	(347,349)

Total liabilities assumed	(1,531,999)
Net assets acquired	$1,506,815

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the Pro Forma Statements. The final purchase price allocation will be determined when Wabtec has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets such as trade names and customer relationships as well as goodwill and (3) other changes to assets and liabilities.

4.	Financing transactions

The total purchase price for the Acquisition was approximately $1.7 billion, including assumed debt and net of cash acquired. The Company funded the cash portion of the consideration paid in the Acquisition through the Credit Arrangements. Wabtec also issued common stock valued at approximately $535 million.

As of March 31, 2017, Wabtec refinanced all of the Faiveley long-term debt except for $42 million of Schuldschein private placement debt. Pro forma cash balance and retained earnings have been adjusted for the estimated transaction costs not reflected in the pro forma consolidated statements of income on the basis that these expenses are directly incremental to the Acquisition but are non-recurring in nature.

5.	Pro forma adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the Pro Forma Statements:

a.	Reflects adjustments to Faiveley’s historical IFRS financial statements for differences compared to U.S. GAAP in the accounting for recognition of revenue under long-term contracts and for the accounting related to research and development expenditures which are labeled Engineering expenses in the pro forma condensed combined statements of Income.

b.	Reflects the changes in the estimated depreciation expense due to the adjustment to increase the basis in the acquired property, plant and equipment to estimated fair value. The estimated useful lives range from four to thirty years. The fair value and useful life calculations are preliminary and subject to change after Wabtec finalizes its review of the specific types, nature, age, condition and location of Faiveley’s property, plant and equipment. The following table summarizes the changes in the estimated depreciation expense (in thousands):

Year Ended December 31, 2016
Estimated depreciation expense	$15,119
Historical depreciation expense	(13,450)

Pro forma adjustments to depreciation expense	$1,669

c.	Reflects the adjustment of historical intangible assets acquired by Wabtec to their estimated fair values. As part of the preliminary valuation analysis, Wabtec identified intangible assets, including trade names, and customer relationships. The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows.

The following table summarizes the estimated fair values of Faiveley’s identifiable intangible assets and their estimated useful lives, and their amortization on a linear basis (in thousands):

	Estimated Fair Value	Estimated Useful Life in Years	Amortization for Year Ended December 31, 2016
Trade Names	$333,823	indefinite	$—
Customer Relationships	255,354	20	11,846

	$589,177		11,846

Historical amortization expense			(4,505)

Pro forma adjustments to amortization expense			$7,341

d.	Reflects the elimination of certain incurred costs directly related to the Acquisition which will not have a recurring impact on operations.

e.	Represents the net increase to interest expense resulting from interest on the new term debt to finance the acquisition of Faiveley and the amortization of related debt issuance costs, as follows (in thousands):

Year Ended December 31, 2016
Elimination of interest expense and amortization of debt issuance costs - Faiveley debt	$(14,517)
Interest expense on new debt	37,722
Amortization of new debt issuance costs	458

Pro forma adjustments to interest expense	$23,663

f.	Increase in income taxes related to pro forma adjustments includes a $26.9 million adjustment related to a 2016 nonrecurring tax benefit from the purchase of Faiveley Transport.

g.	Represents the issuance of 6,599,199 common shares to finance the acquisition.

h.	As a result of the regulatory approval process, certain businesses of Faiveley are subject to divestiture and accordingly have been excluded from the Pro Forma Statements.